UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Constellium SE (formerly known as Constellium N.V.) (the “Company”), effective on June 28, 2019, completed its conversion (the “Conversion”) from a Dutch public limited liability company (“Naamloze Vennootschap”) to a European company (“Societas Europaea”). The Conversion was accomplished by executing a deed of conversion, including an amendment to the Constellium N.V.’s articles of association (as so amended, the “Articles of Association”) and the registration of the Conversion and the Articles of Association with the Dutch trade register, which actions also effected the change in the Company’s name to Constellium SE.

The Conversion did not involve any merger. Instead, the Company converted its corporate form pursuant to the European Council Regulation No. 2157/2001 (“EC 2157”) and Section 10 of the Dutch Implementation Act (Uitvoeringswet verordening Europese vennootschap), without liquidation of the Company or creation of a new legal person. Constellium SE is the successor to Constellium N.V. for the purposes of the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended.

The Conversion required approval by the Company’s shareholders, which approval was obtained at the annual general meeting of the Company’s shareholders on June 27, 2019. As of the effectiveness of the Conversion, each outstanding Class A ordinary share of Constellium N.V. automatically became a Class A ordinary share of Constellium SE. The Company’s shares continue to be listed on the New York Stock Exchange under the symbol “CSTM” and, as of July 1, 2019, is expected to trade under the new name Constellium SE.

The Conversion is part of the previously disclosed and ongoing two-step transaction to transfer the Company’s corporate seat/registered office and headquarters to Paris, France.

Exhibit Index

No.	Description

3.1	Articles of Incorporation of Constellium SE

10.1	Amendment No. 2 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of June 28, 2019

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

June 28, 2019	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer

[Signature Page to Conversion Effectiveness 6-K]